SUB-ITEM 77C: Submission of matters to a vote of security holders

Annual Meeting of Shareholders. On May 14, 2015, the Fund held its Annual Meeting of Shareholders (the“Meeting”) to consider and vote on the proposal set forth below. The following votes were recorded:

Proposal: The election of one Class I Trustee to the Board of Trustees for a term of three years to expire at the 2018 annual meeting of Shareholders, or special meeting in lieu thereof, and until his successor has been duly elected and qualified.

Election of Darren Thompson as a Class I Trustee of the Fund

	Shares Voted	Percentage of Shares Voted
For	10,969,119	91.7%
Withheld	998,805	8.3%

The terms of office of Joel Citron, Julie Dien Ledoux, and Randolph Takian, the remaining members of the Board of Trustees, continued after the Meeting.